Exhibit 99.73

Collective Mining Expands Apollo to the Southwest with its Deepest Intercept to Date Intersecting 527 Metres at 1.00 g/t Gold Equivalent up to 1,070 Metres Below Surface

Toronto, Ontario, January 9, 2024 - Collective Mining Ltd. (TSX: CNL, OTCQX: CNLMF) (“Collective” or the “Company”) is pleased to announce assay results for six new drill holes into the Apollo Porphyry System (“Apollo”) at the Guayabales Project in Caldas, Colombia. The Company reports intersecting the deepest and most westerly mineralization in brecciated porphyry ever encountered at Apollo with hole APC70-D5 cutting 527.40 metres @ 1.00 g/t gold equivalent at up to 1,070 metres below surface, including 107.00 metres @ 2.09 g/t gold equivalent.

The Company is set to embark on its largest drill program to date with a minimum of 40,000 metres planned for 2024. Four rigs are expected to be back in full operation in the near term and will continue operating throughout the calendar year.

Details (see Table 1 and Figures 1-4)

●	As a result of directional drill hole APC70-D5, the Apollo Porphyry System has been expanded to the southwest and at depth with maximum known dimensions now measuring 520 metres in strike x 395 metres in width x 1,070 metres vertical (previously 935 metres) with assay results as follows:

o	527.40 metres @ 1.00 g/t gold equivalent from 505.0 vertical metres below surface including:

o	107.00 metres @ 2.09 g/t gold equivalent.

o	The system remains open to the north, west and at depth with 2024 expansion drilling at Apollo anticipated to ensue in the coming days.

●	Short drill holes have intercepted high-grade CBM vein style mineralization above and outside the brecciated porphyry in the shallow eastern flank of Apollo including:

o	31.30 metres @ 4.07 g/t gold equivalent from 35.0 metres below surface in APC-86.

●	Directional drillhole APC90-D1 was designed to explore an untested area further west located above and outside the Apollo brecciated porphyry system and returned numerous narrow intervals of mineralization including:

o	10.65 metres @ 3.23 g/t gold equivalent from 930.0 metres below surface

o	10.70 metres @ 1.17 g/t gold equivalent from 1,005.0 metres below surface.

Ari Sussman, Executive Chairman commented: “Our Guayabales project continues to stand tall with its numerous discoveries, anchored by the Apollo system. Today’s results clearly demonstrate that Apollo continues to display remarkable continuity over intercepts measuring hundreds of metres in length to a vertical dimension now extending to 1,070 metres below surface and open for further expansion. Looking forward, we are excited to receive assay results for hole APC88-D1, which was drilled to the north of Apollo below the Olympus target and from two exploratory holes targeting the Trap target (TRC-2 and TRC-3). Our 2024 drill program is going to be the Company’s most ambitious and aggressive to date with drilling set to resume in the coming days.”

Figure 1: Plan View of Drill Holes Announced in this Release and Visual Results for APC88-D1

Figure 2: Long Section of the 4.5 Kilometre Long Porphyry Corridor at the Guayabales Project Highlighting APC70-D5 and Visual Results for Holes Drilled at the Olympus and Trap Targets

Figure 3: Core Photo Highlights of APC70-D5

Figure 4: Plan View of the Guayabales Project Highlighting the Apollo Target Area

Table 1: Assay Results for APC70-D5, APC70-D6, APC-86, APC-89, APC-90D, and APC90-D1

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Mo %	AuEq g/t*
APC70-D5	17.10	116.30	99.20	0.51	7	0.02	-	0.62
Incl	84.30	115.65	31.35	1.24	10	0.01	-	1.37
and	223.60	751.00	527.40	0.86	7	0.03	0.001	1.00
Incl	239.40	268.90	29.50	1.19	12	0.04	-	1.46
and incl	278.75	308.00	29.25	1.23	14	0.03	-	1.45
and incl	404.00	437.60	33.60	1.12	15	0.06	-	1.41
and incl	603.60	710.60	107.00	2.02	6	0.02	0.001	2.09
APC70-D6	75.15	217.00	141.85	0.78	12	0.04	0.001	1.00
Incl	75.80	107.55	31.75	1.20	13	0.03	-	1.40
and incl	123.10	165.35	42.25	1.24	18	0.04	0.001	1.54

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t	Cu %	Mo %	AuEq g/t*
	From 217.00m hole abandoned before reaching target depth
APC-86	53.00	143.30	90.30	1.65	10	0.03	0.001	1.81
Incl	53.70	65.90	12.20	1.57	13	0.02	-	1.75
and incl	73.60	104.90	31.30	3.86	18	0.03	0.001	4.07
APC-89	5.80	115.40	109.60	0.79	9	0.02	-	0.93
incl	77.70	105.00	27.30	1.84	11	0.02	-	1.98
and	146.40	153.00	6.60	0.92	12	0.01	-	1.09
APC-90D (Mother hole)	86.10	118.30	32.20	0.77	49	0.02	0.001	1.50
and	239.35	342.70	103.35	0.23	4	0.01	-	0.32
APC90-D1	242.25	296.00	53.75	0.58	9	0.03	0.002	0.75
and	399.35	410.85	11.50	0.91	5	0.02	-	0.98
and	460.65	471.30	10.65	3.09	13	0.03	0.001	3.23
and	542.65	553.35	10.70	1.11	4	0.01	0.001	1.17
and	582.25	592.35	10.10	0.79	2	0.01	0.001	0.83

*	AuEq (g/t) is calculated as follows: (Au (g/t) x 0.97) + (Ag g/t x 0.016 x 0.88) + (Cu (%) x 1.79 x 0.90)+ (Mo (%)*11.62 x 0.85) + (WO3 (%)*6.54 x 0.50) utilizing metal prices of Cu – US$3.85/lb, Ag – US$24/oz Mo - US$25/lb , WO3 - US$31,000/t and Au – US$1,475/oz and recovery rates of 97% for Au, 88% for Ag, 85% for Mo, 50% for WO3 and 90% for Cu. Recovery rate assumptions for gold are based on metallurgical results announced on October 17, 2023. Recovery rates for copper, molybdenum, tungsten and silver are speculative as limited metallurgical work has been completed to date on these metals. True widths are unknown, and grades are uncut.

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective Mining is a copper, silver, and gold exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interests in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company’s flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade copper-silver-gold Apollo porphyry system. The Company’s near-term objective is to continue to expand the overall dimensions of the system, which remains open in most directions and test earlier stage and newly generated grassroots targets.

Management, insiders and close family and friends own nearly 45% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on the TSX under the trading symbol “CNL” and on the OTCQX under the trading symbol “CNLMF”.

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 (“NI 43-101”) and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Rock, soils and core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) and Collective Mining (@CollectiveMini1) on Twitter.

Investors and Media

Paul Begin, Chief Financial Officer

p.begin@collectivemining.com

+1 (416) 451-2727

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking information” within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking information and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking information. In this news release, forward-looking information relate, among other things, to: anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated April 7, 2022. Forward-looking information contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking information.